UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18453H106

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,647,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,647,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,647,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 29, 2021 (the “10-Q”).

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF IV AIV B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,977,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,977,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,977,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,977,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,977,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,977,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,797,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,797,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,797,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,797,000 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,797,000 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,797,000 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,774,772 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,774,772 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,774,772 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 470,872,113 shares of Common Stock outstanding as of July 27, 2021 as disclosed by the Issuer in the 10-Q.

This Amendment No. 4 (this “Amendment No. 4”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on July 6, 2020, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2021, and as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2021 (as so amended, the “13D Filing,” and, together with this Amendment No. 4, this “Schedule 13D”). Except as amended in this Amendment No. 4, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 4 as so defined, unless otherwise defined in this Amendment No. 4.

Item 2. Identity and Background

Items 2(a) and 2(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) This statement is being filed jointly by (i) ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV”), (ii) ASSF IV AIV B, L.P., (iii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iv) ASOF Holdings I, L.P. (“ASOF”), (v) ASOF Investment Management LLC (“ASOF Investment Management”), (vi) Ares Management LLC, (vii) Ares Management Holdings L.P. (“Ares Management Holdings”), (viii) Ares Holdco LLC (“Ares Holdco”), (ix) Ares Management Corporation (“Ares Management”), (x) Ares Voting LLC (“Ares Voting”), (xi) Ares Management GP LLC (“Ares Management GP”) and (xii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of September 27, 2021, a copy of which is attached to this Schedule 13D as Exhibit 99.5.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. ASSF IV AIV B, L.P. is the sole member of the general partner of ASSF IV AIV. The manager of ASSF IV AIV and ASSF IV AIV B, L.P. is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The manager of ASOF is ASOF Investment Management, and the sole member of ASOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. One of the reporting persons in Amendment No. 3 was Ares Holdings Inc., which merged with and into Reporting Person Ares Management on April 1, 2021 in a transaction that did not change Ares Management’s beneficial ownership of issuer securities. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than ASSF IV AIV, ASSF IV AIV B, L.P. and ASOF, with respect to the Common Stock held directly by ASSF IV AIV, ASSF IV AIV B, L.P. and ASOF, as applicable), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) Aggregate Number and Percentage of Securities. As of the date that this Amendment No.4 is filed, (i) ASSF IV AIV is the holder of record of 20,647,772 shares of Common Stock, (ii) ASSF IV AIV B, L.P. is the holder of record of 2,330,000 shares of Common Stock and (iii) ASOF is the holder of record of 23,797,000 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2 of this Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held of record by ASSF IV AIV, ASSF IV AIV B, L.P. and ASOF.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

(c) Transactions within the past 60 days. During the past 60 days, ASOF purchased Common Stock in the transactions set forth in Exhibit 5 attached to this Schedule 13D, which is incorporated by reference into this Item 5(c) in its entirety. Except as set forth in Exhibit 5 attached to this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 5	Trading Data
Exhibit 99.5	Joint Filing Agreement, dated as of September 27, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2021

ASSF IV AIV B Holdings III, L.P.

By:	AssF Operating Manager iv, L.P.
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF IV AIV B, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF Operating Manager IV, L.P.

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF Holdings I, L.P.

By:	ASOF Investment Management LLC
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF Investment Management LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its:	Sole Member

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5	Trading Data
Exhibit 99.5	Joint Filing Agreement, dated as of September 27, 2021, by and among the Reporting Persons.